EXHIBIT 8.1

Significant Subsidiaries

The following is a list of all of G. Willi-food International Ltd.‘s significant subsidiaries, including the name, country of incorporation and proportion of ownership interest.

Name of the Company	Country of Incorporation	Percentage of Ownership Interest

Subsidiaries:

Gold Frost Ltd.	Israel	100.0%

WF Kosher Food Distributors Ltd.	USA	100. 0%

Shamir Salads (2006) Ltd..	Israel	51.0%

W.F.D. (Import, Marketing and Trading) Ltd.	Israel	100.00%